Phase III Study of Teva’s Oral Laquinimod Published in the New England Journal of Medicine
Demonstrates Clinical Benefits for Multiple Sclerosis Patients

•	Phase III ALLEGRO study results showed laquinimod reduced the annual rate of relapses, slowed the progression of disability, and decreased brain tissue loss

•	Laquinimod was associated with favorable safety and tolerability profile

•	European Union (EU) regulatory submission planned in H2 2012

Jerusalem, Israel and Lund, Sweden , March 15, 2012 — Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) and Active Biotech (NASDAQ OMX NORDIC: ACTI) today announced the publication of results from the laquinimod Phase III ALLEGRO study in the March 15 issue of The New England Journal of Medicine (http://www.nejm.org/). Data from the two-year study showed that oral once-daily laquinimod reduced inflammatory disease activity as measured by clinical relapses and Magnetic Resonance Imaging (MRI), slowed disability progression and decreased brain tissue loss, while maintaining a favorable safety and tolerability profile in patients with relapsing-remitting multiple sclerosis (RRMS).

“The positive findings from ALLEGRO provided evidence that laquinimod represents a unique approach in the treatment of multiple sclerosis – one that offers relapse management along with a significant reduction in the key outcome measures correlated to irreversible nervous tissue damage,” said Principal Investigator, Professor Giancarlo Comi, Director of the Department of Neurology and Institute of Experimental Neurology at the San Raffaele Scientific Institute, Vita-Salute San Raffaele University, Italy. “We are pleased to have the results published in The New England Journal of Medicine.”

The ALLEGRO results, along with results from the second global Phase III study of laquinimod, BRAVO, will be included in the application for regulatory approval planned for submission to the European Medicines Agency (EMA) in the second half of this year.

“The publication of the ALLEGRO results in a prestigious peer-reviewed journal is an important landmark as we continue to research and develop laquinimod,” said Lesley Russell, Senior Vice President of R&D, Teva Global Branded Products. “We look forward to continuing to work with regulatory authorities in both the EU and the U.S. to bring this novel therapy to the MS community.”

ABOUT ALLEGRO
The ALLEGRO study was conducted at 139 sites in 24 countries and enrolled 1,106 MS patients. Patients were randomized to receive a once-daily oral dose of 0.6 mg laquinimod or matching placebo. In the study, laquinimod showed a statistically significant 23 percent reduction in annualized relapse rate (P=0.002), the primary endpoint, along with a significant 36 percent reduction in the risk of confirmed disability progression, as measured by Expanded Disability Status Scale (EDSS). Additional analyses showed that the actual proportion of patients with confirmed disability progression at the last assessment was lower in the laquinimod group than in the placebo group (9.8 percent vs. 14.0 percent; P=0.04). Treatment with laquinimod was also associated with a significant reduction in brain tissue loss, as measured by a 33 percent reduction in progression of brain atrophy (P<0.001).
The overall frequencies of adverse events, including incidence of infections, were comparable to those observed in the placebo group. The most commonly reported adverse events were headaches, nasopharyngitis and back pain. The incidence of liver enzyme elevation was higher in laquinimod treated patients; however, these elevations were transient, asymptomatic and reversible. No deaths were reported in laquinimod-treated patients.

Eighty percent of laquinimod and 77 percent of placebo patients completed the two-year study. Patients who completed the ALLEGRO study were offered to join an open-label extension phase, in which they are being treated with laquinimod 0.6 mg daily.

ABOUT LAQUINIMOD
Laquinimod is an oral, once-daily CNS-active immunomodulator with a novel mechanism of action being developed for the treatment of MS. Laquinimod crosses the blood brain barrier to potentially have a direct effect on resident CNS inflammation and neurodegeneration. The global Phase III clinical development program evaluating oral laquinimod in MS consists of two pivotal studies, ALLEGRO and BRAVO.

In addition to the MS clinical studies, laquinimod is currently in Phase II development for Crohn’s disease and Lupus.

ABOUT MULTIPLE SCLEROSIS
MS is the leading cause of neurological disability in young adults. It is estimated that more than 400,000 people in the United States are affected by the disease and that two million people may be affected worldwide. Multiple sclerosis is a degenerative disease of the central nervous system in which inflammation and axonal damage and loss result in the development of progressive disability.

ABOUT TEVA
Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s largest generic drug maker, with a global product portfolio of more than 1,300 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $18.3 billion in net revenues in 2011.

ABOUT ACTIVE BIOTECH
Active Biotech AB (NASDAQ OMX NORDIC: ACTI) is a biotechnology company with focus on autoimmune/inflammatory diseases and cancer. Projects in or entering pivotal phase are laquinimod, an orally administered small molecule with unique immunomodulatory properties for the treatment of multiple sclerosis, TASQ for prostate cancer as well as ANYARA for use in cancer targeted therapy, primarily of renal cell cancer. In addition, laquinimod is in Phase II development for Crohn’s and Lupus. Further projects in clinical development comprise the two orally administered compounds, 57-57 for SLE & Systemic Sclerosis and RhuDex(TM) for RA. Please visit http://www.activebiotech.com for more information.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic version of Protonix(R), the extent to which any manufacturing or quality control problems damage our reputation for high quality production, the effects of competition on sales of our innovative products, especially Copaxone(R) (including potential generic and oral competition for Copaxone(R)), the impact of continuing consolidation of our distributors and customers, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of Cephalon), interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, intense competition in our specialty pharmaceutical businesses, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, dependence on the effectiveness of our patents and other protections for innovative products, our ability to achieve expected results through our innovative R&D efforts, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, our potential exposure to product liability claims to the extent not covered by insurance, the termination or expiration of governmental programs or tax benefits, current economic conditions, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks and other factors that are discussed in our Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

Active Biotech’s Safe Harbor Statement in Accordance with the Swedish Securities Market Act:
This press release contains certain forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company, or industry results, to differ materially from any future results, performance or achievement implied by the forward-looking statements. The company does not undertake any obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances or changes in expectations after the date of this press release.

Active Biotech is obligated to publish the information contained in this press release in accordance with the Swedish Securities Market Act.

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